UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Helix BioPharma Corp.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
422910109
(CUSIP Number)
Veronika Kandziora
ACM Alpha Consulting Management AG
Sihleggstrasse 23
CH – 8832 Wollerau, Switzerland
+41 76 208 2084
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 3, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS ACM Alpha Consulting Management AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		580,620

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		580,620

WITH	10	SHARED DISPOSITIVE POWER

		580,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS ACM Alpha Consulting Management Est.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liechtenstein

	7	SOLE VOTING POWER

NUMBER OF		1,004,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,100

WITH	10	SHARED DISPOSITIVE POWER

		1,067,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Zbigniew Lobacz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		12,480,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,480,000

WITH	10	SHARED DISPOSITIVE POWER

		12,480,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Veronika Kandziora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		580,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Andreas Kandziora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		63,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,000

WITH	10	SHARED DISPOSITIVE POWER

		1,067,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Schedule 13D (this “Statement”) relates to the common shares, no par value (“Common Shares”), of Helix BioPharma Corp., a corporation organized under the Canada Business Corporations Act whose principal executive offices are located at 305 Industrial Parkway South, #3, Aurora, Ontario, Canada L4G 6X7 (the “Issuer”).
Item 2. Identity and Background
The persons filing this Statement are ACM Alpha Consulting Management AG (“ACM AG”), a Switzerland corporation; Veronika Kandziora, a citizen of Germany and sole shareholder of ACM AG (“Ms. Kandziora”); ACM Alpha Consulting Management Est. (“ACM Est.”), a Liechtenstein corporation; Andreas Kandziora, a citizen of Germany and sole shareholder of ACM Est. (“Mr. Kandziora”); and Zbigniew Lobacz, a citizen of Poland (“Mr. Lobacz”). Each of ACM AG, ACM Est., Mr. Lobacz, Ms. Kandziora and Mr. Kandziora is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons entered into an agreement of joint filing, dated October 3, 2011, a copy of which is attached to this Statement as Exhibit A (the “Joint Filing Agreement”).
The principal business address of (i) ACM AG and Ms. Kandziora is Sihleggstrasse 23, CH-8832 Wollerau, Switzerland, (ii) ACM Est. and Mr. Kandziora is St. Markusgasse 22, FL-9490 Vaduz, Liechtenstein and (iii) Mr. Lobacz is UL Kosynierow 27, PL-84230 Rumia, Poland.
ACM AG is an asset management company providing asset management services to investors relating to investments in the biopharmaceutical sector (currently, with a primary focus on the Issuer). Ms. Kandziora is the sole shareholder of ACM AG and is ACM AG’s President and Chief Executive Officer. ACM Est. is primarily engaged in the business of consulting in the biopharmaceutical sector and also provides finder, business strategy and investor relations services to the Issuer in Europe. Mr. Kandziora is the sole shareholder of ACM Est. and is ACM Est.’s President and Managing Director. Ms. Kandziora is also the Chief Executive Officer of ACM Est. Mr. Lobacz is presently retired. Mr. Lobacz holds his Common Shares in an account established on his behalf by ACM AG.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of ACM AG and ACM Est. are set forth in Schedule A attached hereto.
None of the Reporting Persons, nor any director or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
ACM AG holds 580,620 Common Shares, which were purchased for an aggregate purchase price of Cdn $1,532,836. The sources of funding for the purchase of these Common Shares were the working capital of ACM AG and CHF 250,000 pursuant to ACM AG’s standard line of credit.
ACM Est. holds 1,004,100 Common Shares, which were purchased for an aggregate purchase price of Cdn $2,621,151. The sources of funding for the purchase of these Common Shares were the working capital of ACM Est. and CHF 1,000,000 pursuant to ACM Est.’s standard line of credit.
Mr. Lobacz holds 6,240,000 Common Shares and 6,240,000 warrants convertible into Common Shares (the “Warrants”), which were purchased for an aggregate purchase price of Cdn $14,513,400. Mr. Lobacz is entitled to exercise (i) 1,710,000 Warrants to purchase 1,710,000 Common Shares of the Issuer at a price of Cdn $2.05 per Common Share and (ii) 4,530,000 Warrants for 4,530,000 Common Shares of the Issuer at a price of Cdn $2.43 per Common Share. The source of funding for the purchase of these Common Shares and Warrants was the personal funds of Mr. Lobacz.
Mr. Kandziora holds 63,000 Common Shares, which were purchased for an aggregate purchase price of Cdn $162,540. The source of funding for the purchase of these Common Shares was the personal funds of Mr. Kandziora.
Item 4. Purpose of Transaction
The Reporting Persons acquired the Common Shares described in Item 3 above for investment purposes. On August 3, 2010, Mr. Lobacz delivered a shareholder proposal (the “Proposal”) to the Issuer for inclusion in the Issuer’s management proxy circular (the “Proxy Circular”) to be circulated to the Issuer’s shareholders in connection with the 2011 Annual Meeting of Shareholders. The Proposal, among other things, proposes three director nominees to the Issuer’s Board of Directors and cites that the nominees possess the vision and commitment to enhance value for the benefit of all shareholders of the Issuer. The Proposal names Ms. Kandziora, the sole shareholder of ACM AG, as one of the director nominees to the Issuer’s Board of Directors. A copy of the Proposal is attached to this Statement as Exhibit B and is incorporated herein by reference.

In addition to the foregoing and consistent with their investment purpose, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions and other factors that the Reporting Persons deem relevant to their investment decisions. Based on such evaluations, the Reporting Persons may at any time or from time to time determine to acquire additional Common Shares, or other securities convertible into or exchangeable for Common Shares, or dispose of Common Shares, or other securities convertible into or exchangeable for Common Shares, that the Reporting Persons own or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as they deem advisable. The Reporting Persons intend to monitor closely their investment in the Issuer. The Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer. The Reporting Persons and their representatives and advisers intend to discuss from time to time with members of the Board of Directors and management of the Issuer the performance of the Issuer, the Issuer’s operations, plans and prospects, personnel matters, strategic or extraordinary transactions and similar matters. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition or disposition by the Reporting Persons of Common Shares, the liquidation of the Issuer, conduct of a tender offer or going private transactions involving Common Shares, and/or changes in the Board of Directors or management of the Issuer.
Except as set forth in the Proposal, none of the Reporting Persons has any current plans or proposals that relate to, or would result in, any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) The disclosure herein assumes there were 73,334,335 Common Shares outstanding as of August 3, 2011 (based on the Issuer’s Management, Discussion & Analysis for the three month period ended April 30, 2011 and filed with the Securities and Exchange Commission (“SEC”) on Form 6-K on June 7, 2011). The Common Shares, which may be deemed to be beneficially owned by the Reporting Persons as a “group”, represent approximately 19.2% of the outstanding Common Shares as of August 3, 2011. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Securities & Exchange Act of 1934, as amended (the “Exchange Act”), which specifically excludes from such calculations all shares which underlie options, warrants, rights or conversion privileges and which are beneficially owned by any person other than a Reporting Person.
By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for purposes of 13(d) of the Exchange Act, the beneficial owners of any Common Shares he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he, she or it does not directly own.
(b) ACM AG has sole voting and dispositive power with respect to 580,620 Common Shares. Ms. Kandziora has shared voting power and shared dispositive power with respect to such Common Shares. ACM Est., Mr. Lobacz and Mr. Kandziora may be deemed to share voting power with respect to such Common Shares. ACM Est. has sole voting and dispositive power with respect to 1,004,000 Common Shares. Mr. Kandziora has shared voting power and shared dispositive power with respect to such Common Shares. ACM AG, Mr. Lobacz and Ms. Kandziora may be deemed to share voting power with respect to such Common Shares. Mr. Kandziora has sole voting and dispositive power with respect to 63,000 Common Shares. ACM Est. has shared voting and dispositive power with respect to such Common Shares. ACM AG, Mr. Lobacz and Ms. Kandziora may be deemed to share voting power with respect to such Common Shares. Mr. Lobacz has sole voting and dispositive power with respect to 12,480,000 Common Shares. Each of ACM AG, ACM Est., Ms. Kandziora and Mr. Kandziora may be deemed to share voting power with respect to such Common Shares. ACM AG established the account holding the Common Shares owned by Mr. Lobacz. However, ACM AG does not have the power to vote the Common Shares of Mr. Lobacz and such Common Shares may only be disposed of upon instruction by Mr. Lobacz.
(c) The following table sets forth all transactions with respect to the Common Shares effected during the 60 days preceding the event triggering the requirement to file this Statement and preceding the filing of this Statement by each of the Reporting Persons. All of the following transactions were effected in the open market through the Toronto Stock Exchange.

NAME OF
REPORTING		PRICE PER	COMMON
PERSON	TRADE DATE	SHARE(Cdn $)	SHARES	ACTIVITY
ACM Est.	7/6/11	2.85	15,000	BUY

ACM Est.	7/8/11	2.78	19,500	BUY

ACM Est.	7/11/11	2.85	23,000	BUY

ACM Est.	7/13/11	2.76	16,100	BUY

ACM Est.	7/14/11	2.74	12,000	BUY

ACM Est.	7/15/11	2.75	5,000	BUY

ACM Est.	7/18/11	2.73	5,100	BUY

ACM Est.	7/19/11	2.73	5,000	BUY

ACM Est.	7/20/11	2.67	2,300	BUY

ACM Est.	7/22/11	2.56	9,300	BUY

ACM Est.	7/25/11	2.50	35,000	BUY

ACM Est.	7/26/11	2.58	17,300	BUY

ACM Est.	7/27/11	2.58	51,400	BUY

ACM Est.	8/1/11	2.75	23,000	BUY

ACM Est.	8/5/11	2.86	89,100	BUY

ACM Est.	8/10/11	2.65	16,000	BUY

ACM Est.	8/11/11	2.51	30,000	BUY

ACM Est.	8/16/11	2.51	10,000	BUY

ACM Est.	8/16/11	2.31	8,000	BUY

ACM Est.	8/17/11	2.34	2,900	BUY

ACM AG	8/17/11	2.38	13,100	BUY

ACM Est.	8/18/11	2.38	5,800	BUY

ACM AG	8/23/11	2.27	8,600	BUY

ACM Est.	8/23/11	2.29	3,500	BUY

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares which the Reporting Persons may be deemed to beneficially own.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons are party to the Joint Filing Agreement, pursuant to Rule 13d-1(k)(1) of the Exchange Act, with respect to the filing of this Statement and any amendments thereto.
As discussed elsewhere in this filing, on August 3, 2010, Mr. Lobacz delivered the Proposal for inclusion in the Proxy Circular by which he has proposed three director nominees for election to the Board of Directors and the extension of the terms of the Warrants. Mr. Lobacz has proposed, in addition to two other nominees, Ms. Kandziora as a director nominee for election to the Board of Directors. A copy of the Proposal is attached to this Statement as Exhibit B and is incorporated herein by reference.
ACM Est. received a fee in the amount of Cdn $1,697,656.25 pursuant to a Finder’s Agreement dated July 1, 2009 between the Issuer and ACM Est. (the “Finder’s Agreement”), which was filed as Exhibit 4.18 of the Issuer’s Form 20-F filed with the SEC on October 29, 2009 and is incorporated by reference herein, relating to the Issuer’s European private placement on September 8, 2009 of 6,625,000 units at Cdn $2.05 per unit. Pursuant to the Finder’s Agreement, the fee received by ACM Est. represented 12.5% of the proceeds of the September 2009 private placement. ACM Est. also received a fixed monthly amount of CHF 30,000 to cover all of its reasonable out-of-pocket expenses. The Finder’s Agreement terminated on December 31, 2009. ACM Est. received additional fees of Cdn $1,375,987.50 pursuant to an Amended and Restated Financial and Investor Relations Agreement dated June 28, 2010 between the issuer and ACM Est. (the “Financial and Investor Relations Agreement”), which was filed as Exhibit 99.2 to the Form 6-K filed by the Issuer with the SEC on August 17, 2010 and is incorporated by reference herein, relating to the Issuer’s European private placement on August 6, 2010 of 4,530,000 units at Cdn $2.43 per unit. Pursuant to the Financial and Investor Relations Agreement, the fees received by ACM Est. represented 12.5% of the proceeds of the August 2010 private placement. ACM Est. also received a fixed monthly amount of CHF 30,000 to provide investor relations services on behalf of the Issuer. The Financial and Investor Relations Agreement terminated on December 31, 2010. A copy of the Second Amended and Restated Financial and Investor Relations Agreement between the Issuer and ACM Est., dated January 28, 2011 (the “Second Financial and Investor Relations Agreement), which is currently in effect, is attached hereto as Exhibit C and is incorporated by reference herein. Under the terms of the Second Financial and Investor Relations Agreement, ACM Est. receives a fixed monthly amount of CHF 30,000 to provide investor relations services on behalf of the Issuer and will receive an additional fee of 12.5% of any funds raised through a private placement with European accredited investors. The Second Financial and Investor Relations Agreement terminates on December 31, 2011. No finder fees have been paid to ACM Est. pursuant to the Second Financial and Investor Relations Agreement.

Item 7. Material to be Filed as Exhibits
The following documents are filed as Exhibits to this Statement:

Exhibit	Description

A	Joint Filing Agreement, dated October 3, 2011, among ACM Alpha Consulting Management AG, Veronika Kandziora, ACM Alpha Consulting Management Est., Andreas Kandziora and Zbigniew Lobacz.

B	Shareholder Proposal Letter by Mr. Zbigniew Lobacz, dated August 3, 2011.

C	Second Amended and Restated Financial and Investor Relations Agreement, dated January 28, 2011, between Helix Biopharma Corp. and ACM Alpha Consulting Management Est.

D
Finder’s Agreement, dated July 1, 2009, between Helix Biopharma Corp. and ACM Alpha Consulting Management Est. (incorporated by reference to Exhibit 4.18 to Helix Biopharma Corp.’s Form 20-F filed with the SEC on October 29, 2009).

E
Amended and Restated Financial and Investor Relations Agreement, dated June 28, 2010, between Helix Biopharma Corp. and ACM Alpha Consulting Management Est. (incorporated by reference to Exhibit 99.2 to Helix Biopharma Corp’s Form 6-K filed with the SEC on August 17, 2010).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 3, 2011

ACM ALPHA CONSULTING MANAGEMENT AG

By:	/s/ Veronika Kandziora

Name: Veronika Kandziora
Title: President and Chief Executive Officer

ACM ALPHA CONSULTING MANAGEMENT EST.

By:	/s/ Andreas Kandziora

Name: Andreas Kandziora
Title: President and Managing Director

ZBIGNIEW LOBACZ

/s/ Zbigniew Lobacz

VERONIKA KANDZIORA

/s/ Veronika Kandziora

ANDREAS KANDZIORA

/s/ Andreas Zandziora

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS
OF THE REPORTING PERSONS
The following sets forth the name, position, principal occupation and citizenship of each director and executive officer of the Reporting Persons. The business address of each director and officer of ACM Alpha Consulting Management AG is Sihleggstrasse 23, CH-8832 Wollerau, Switzerland. The business address of each director and officer of ACM Alpha Consulting Management Est. is St. Markusgasse 27 A, 9490 Vaduz, Liechtenstein. To the best of the Reporting Persons’ knowledge, except as set forth in this Statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Common Shares of the Issuer.
ACM Alpha Consulting Management AG

Name	Position	Principal Occupation	Citizenship

Veronika Kandziora	President and Chief Executive Officer	President and Chief Executive Officer of ACM Alpha Consulting Management AG	Germany

Maximillian Friedery	Director	Managing Director and Chief Executive Officer of MAF Zurich Consulting Group AG and MAF Outsourcing AG	Switzerland
ACM Alpha Consulting Management Est.

Name	Position	Principal Occupation	Citizenship

Andreas Kandziora	President and Managing Director	President of ACM Alpha Consulting Management Est.	Germany

Veronika Kandziora	Chief Executive Officer	President and Chief Executive Officer of ACM Alpha Consulting Management AG	Germany